SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP

FOUR TIMES SQUARE

NEW YORK 10036-6522

TEL: (212) 735-3000

FAX: (212) 735-2000

www.skadden.com

July 8, 2009

VIA IDEA TRANSMISSION

David L. Orlic, Esq.

Attorney-Advisor

Office of Mergers and Acquisitions

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549-3628

RE:	HUGHES Telematics, Inc.
Schedule TO
Filed on June 16, 2009 (amended June 30, 2009)
File No. 005-83834

Dear Mr. Orlic:

We are writing on behalf of our client, HUGHES Telematics, Inc., a Delaware corporation (the “Company”), in response to the oral comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission relating to the above-referenced filing (together with the exhibits thereto, the “Schedule TO”). Concurrently with this letter, the Company is filing an amendment to the Schedule TO (the “Amended Schedule TO”). The Amended Schedule TO reflects revisions made to the Schedule TO in response to the comments of the Staff. Unless otherwise noted, all page numbers refer to pages in the Schedule TO. Capitalized terms used but not defined herein have the meaning given to such terms in the Schedule TO.

David L. Orlic, Esq.

July 8, 2009

As requested by the Staff, the Company has removed the disclosure on the cover page and page 17 of the Offer Letter regarding the Offer not being made to, and the Company not accepting tenders from, holders of Warrants residing in any jurisdiction in which making or accepting the Offer would not be in compliance with applicable laws.

As requested by the Staff, the Company has included additional disclosure in the Amended Schedule TO regarding the ability of holders of Warrants to purchase additional Warrants in the open market in order to maximize their participation in the Offer.

*  *  *

Should you have any questions relating to the foregoing matters or wish to discuss further any of the responses above, please contact me at (212) 735-2116 or my partner, Gregory A. Fernicola, at (212) 735-2918.

Very truly yours,

/s/ Richard J. Grossman

Richard J. Grossman

Enclosure

cc:	Christina E. Chalk, Esq., Securities and Exchange Commission
Robert C. Lewis, Esq., HUGHES Telematics, Inc.